Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
501 Madison Avenue – 14th Floor
New York, NY 10022
Telephone: 212-588-0022
Fax: 212-826-9307

September 21, 2017

VIA EDGAR
Mr. Chris Edwards
U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:	Q BioMed Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-220328

Request for Acceleration of Effectiveness

The Registrant filed the Registration Statement on September 1, 2017.  In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Daylight Time, on Tuesday, September 26, 2017, or as soon thereafter as is practicable.

The Registrant acknowledges that:

(a)
should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact the Registrant’s counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

Q BioMed Inc.

/s/ Denis Corin

Denis Corin
Chairman, Chief Executive Officer